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                       November 13, 2023

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes 3, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Homes 3,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment filed October 26, 2023
                                                            File No. 024-12135

       Dear Ryan Frazier:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction